December 3, 2009	Robert W. Sweet, Jr. Boston Office 617.832.1160 rsweet@foleyhoag.com
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0303
Mail Stop 4561
Attention: Mark P. Shuman, Branch Chief — Legal
Re:	Art Technology Group, Inc.; Annual Report on Form 10-K for the Year Ended December 31, 2008, Filed March 2, 2009; File No. 000-26679
Dear Mr. Shuman:
     Pursuant to my conversation yesterday with Stephanie Bouvet of the Staff, this is to confirm, on behalf of our client Art Technology Group, Inc., or ATG, that ATG will respond to the comments of the Staff set forth in your letter dated November 20, 2009 to Robert D. Burke on or before December 18, 2009.
     Thank you for your courtesy and consideration.

Very truly yours,
/s/ Robert W. Sweet, Jr.
Robert W. Sweet, Jr.

RWS:bjv
cc:	Robert D. Burke John D. Patterson, Jr.